                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------

                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                           ------------------------

                             RADIANT SYSTEMS, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))


                           ------------------------

   OPTIONS UNDER RADIANT SYSTEMS, INC.                        75025N10
AMENDED AND RESTATED 1995 STOCK OPTION PLAN     (CUSIP Number of Class of Securities)
      (Title of Class of Securities)                  (Underlying Common Stock)

                           ------------------------

                                John H. Heyman
             Executive Vice President and Chief Financial Officer
                             Radiant Systems, Inc.
                            3925 Brookside Parkway
                           Alpharetta, Georgia 30022
                           Telephone: (770) 576-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   Copy to:
                             Jon H. Klapper, Esq.
                        Smith, Gambrell & Russell, LLP
                    1230 Peachtree Street, N.E., Suite 3100
                            Atlanta, Georgia 30309
                                (404) 815-3632
                          ---------------------------
                           CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
           $11,660,764                                      $2,332.15
================================================================================
* For the purpose of calculating the filing fee only, this amount assumes that options to purchase 2,538,767 shares of common stock of Radiant Systems, Inc. having an aggregate value of $11,660,764 as of October 22, 2001 will be exchanged pursuant to this offer.

** Calculated as 1/50 of 1% of the transaction value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:.......$2,332.15.   Filing party:...Radiant Systems, Inc.

Form or Registration No.:...Schedule TO-I. Date Filed:........October 24, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[_] Going-private transaction subject to Rule 13e-3.
[_] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_].

                            Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 24, 2001 (the "Schedule TO") relating to the offer by Radiant Systems, Inc. ("Radiant") to exchange options outstanding under Radiant's Amended and Restated 1995 Stock Option Plan (the "Option Plan"), to purchase shares of the Company's common stock, no par value per share (the "Common Stock"), granted on or after December 20, 1995 (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated October 24, 2001 and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). Radiant hereby amends and supplements the Schedule TO by filing of an amended Offer to Exchange, attached hereto as Exhibit (a)(1), an amended Letter of Transmittal, attached hereto as Exhibit (a)(2), an amended Notice of Withdrawal, attached hereto as Exhibit (a)(3), an amended Form of Letter to Tendering Option Holders, attached hereto as Exhibit (a)(5), and a supplemental letter distributed to eligible option holders, attached hereto as Exhibit
(a)(8), regarding the revisions reflected in the Offer to Exchange, Letter of Transmittal and Notice of Withdrawal.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: November 5, 2001

                                RADIANT SYSTEMS, INC.


                                By:  /s/  John H. Heyman
                                     -------------------------------------------
                                     Name:   John H. Heyman
                                     Title:  Executive Vice President and Chief
                                             Financial Officer

                                 EXHIBIT INDEX

Exhibit No.
-----------

(a) (1)  Offer to Exchange, dated October 24, 2001.

(a) (2)  Form of Letter of Transmittal.

(a) (3)  Form of Notice of Withdrawal.

(a) (4)* Form of Letter to Eligible Option Holders.

(a) (5)  Form of Letter to Tendering Option Holders.

(a) (6)* Radiant Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001 and incorporated herein by reference.

(a) (7)* Radiant Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed with the Commission on August 14, 2001 and incorporated herein by reference.

(a) (8)  Supplemental Letter to Eligible Option Holders.

(b)      Not applicable.

(d) (1)* Amended and Restated 1995 Stock Option Plan of Radiant Systems (incorporated by reference from the Company's Registration Statement on Form S-1, Registration No. 333-17723).

(d) (2)* Amendment No. 1 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-41291).

(d) (3)* Amendment No. 2 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-62157).

(d) (4)* Amendment No. 3 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-71892).

(d) (5)* Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of Radiant Systems, Inc. (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-23237).

(g)        None.

(h)        None.
--------------------
*   Previously filed in connection with this Schedule TO.